Exhibit 99.3

To Our Clients:

We are sending this letter because we hold shares of Star Gas Partners, L.P. common units representing limited partnership interests (“Common Units”) for you. The Common Units are traded on The New York Stock Exchange under the symbol “SGU.” Star Gas Partners, L.P. has distributed to its common unitholders non-transferable subscription rights to purchase its Common Units, as described in the enclosed prospectus.

We have enclosed your copy of the following documents:

1.	The prospectus; and

2.	A beneficial owner election form.

We urge you to read these documents carefully before instructing us to exercise all or a portion of your rights to acquire Common Units. WE WILL ACT ON YOUR BEHALF ACCORDING TO YOUR INSTRUCTIONS.